SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                                          to
Commission file number 0-19969
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arkansas Best 401(k) and DC Retirement Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arkansas Best Corporation
3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan
EIN 71-0673405 PN 002
Accountants’ Report and Financial Statements
December 31, 2007 and 2006

Arkansas Best 401(k) and DC Retirement Plan
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Investment Committee and Plan Administrator
Arkansas Best 401(k) and DC Retirement Plan
Fort Smith, Arkansas
We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, llp
Fort Smith, Arkansas
June 25, 2008
Federal Employer Identification Number: 44-0160260

Arkansas Best 401(k) and DC Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments
Mutual funds	$232,069,528	$217,323,065
Common stock of Arkansas Best Corporation	6,091,504	10,042,571
Other	6,144,358	5,751,854
Participant loans	5,289,315	4,765,973

	249,594,705	237,883,463

Receivables
Employers’ contributions	1,169,994	788,986
Participants’ contributions	81,055	868,800

	1,251,049	1,657,786

Net Assets Available for Benefits	$250,845,754	$239,541,249

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Investment Income
Net appreciation in fair value of investments	$6,010,342	$22,704,644
Interest and dividends	2,167,973	1,867,014

	8,178,315	24,571,658

Contributions
Participants	14,327,470	14,319,980
Employers	4,961,742	4,686,481
Rollovers	884,930	623,994

	20,174,142	19,630,455

Total additions	28,352,457	44,202,113

Deductions
Benefits paid directly to participants	17,069,512	16,670,645
Administrative expenses	24,821	21,757

Total deductions	17,094,333	16,692,402

Net Increase Prior to Transfers	11,258,124	27,509,711

Transfer of Assets From (To) Other Plans
Clipper Exxpress Company	—	(8,098,933)
Other	46,381	(35,608)

Total transfers	46,381	(8,134,541)

Net Increase	11,304,505	19,375,170

Net Assets Available for Benefits, Beginning of Year	239,541,249	220,166,079

Net Assets Available for Benefits, End of Year	$250,845,754	$239,541,249

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1: Description of the Plan
The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     General
The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, Land-Marine Cargo, Inc., Global Supply Chain Services, Inc. (as of May 2007) and from August 1, 2005 to June 15, 2006 Clipper Exxpress Company (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. In addition to the right to participate in the Plan, eligible employees hired before December 31, 2005 also participate in a nonunion defined benefit pension plan sponsored by the Company. Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan. The Plan was amended, effective January 1, 2006, to provide a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.
The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company which is subject to the provisions of the Plan.
     Clipper Exxpress Company
On July 31, 2005, The Clipper Exxpress Company Retirement Benefit Plan (the “Clipper Plan”) merged into the Plan. On June 15, 2006, Clipper Exxpress Company was sold by Arkansas Best Corporation and did not participate in the Plan after that date. As a result, net assets of $8,098,933 were transferred to a successor plan, representing the fair value of the individual accounts of Clipper Exxpress Company participants at the date of the transfer.
     Contributions
For 2007 and 2006, the Plan allowed participants to contribute up to 75% and 50%, respectively, of their annual compensation as defined by the Plan, subject to certain limitations. Under the Plan, certain Participating Companies provide company matching contributions to each participant’s account. An additional annual Company contribution may be made at the discretion of each Participating Company’s Board of Directors. For the years ended December 31, 2007 and 2006, no additional Company contributions were made.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
For the years ended December 31, 2007 and 2006, Company matching contributions as a percentage of annual participant’s compensation are presented in the following table:

Company Matching Contribution as
a Percentage of Annual
Participating Company	Participant’s Compensation

Arkansas Best Corporation	50% of the first 6%

Data-Tronics Corp.	50% of the first 6%

ABF Cartage, Inc.	50% of the first 6%

ABF Freight System, Inc.	50% of the first 6%

Global Supply Chain Services, Inc. (as of May 2007)	50% of the first 6%

Land-Marine Cargo, Inc.	50% of the first 6%

Clipper Exxpress Company (2006 only)	100% of the first 4%

FleetNet America, LLC	No Match
Participants direct the investment of their 401(k) contributions as well as the Company’s matching contributions into various investment options offered by the Plan including 23 mutual funds, Arkansas Best Corporation common stock and the Fidelity BrokerageLink® self-directed account. Effective January 31, 2005, a participant’s investment in either the Arkansas Best Corporation common stock or the Fidelity BrokerageLink® self-directed account is generally limited to 25% of the participant’s 401(k) account balance.
Discretionary Company contributions under the DC feature are credited to a participant’s account based on a percentage of the participant’s eligible compensation. Under the DC feature, participants direct the investment of the Company’s discretionary contributions into various investment options which include the 23 mutual funds offered by the Plan. The Company made discretionary contributions related to the DC feature of $294,989 in 2007 for the 2006 plan year and $705,223 in 2008 for the 2007 plan year.
The Plan’s investment committee may change the available investment options from time-to-time.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
     Participant Accounts
Separate participant accounts are maintained for a participant’s 401(k) contribution, the Company’s matching contributions and the discretionary contributions including contributions made pursuant to the DC feature. Participants’ accounts are credited with related investment returns and are charged with transaction processing and account administration fees.
     Vesting
Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon. Participants employed after December 31, 2001 are fully vested in the Company’s contribution plus related earnings after three years of continuous service. Participants who terminated employment before January 1, 2002 became fully vested in the Company’s contribution plus related earnings after five years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in Company contributions and related earnings. Any unvested Company contributions and related earnings are generally forfeited upon termination. During 2007 and 2006, forfeitures of $65,000 and $125,000, respectively, were used to reduce the Company’s matching contribution.
Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.
     Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested balance of their account, which will be paid either as a direct rollover or directly to the participant.
     Participant Loans
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and bear interest at 8%, which is commensurate with local prevailing rates as determined by the plan administrator.
No loans are allowed under the DC feature.
     Administrative Expenses
All investment-related administrative charges are paid by the Plan as provided in the Plan document. All other expenses of maintaining the Plan are paid by the Company.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
     Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 2: Summary of Significant Accounting Policies
     Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
     Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.
     Plan Tax Status
The Plan obtained its latest determination letter on August 20, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2007. According to the IRS timeline, a new determination letter may be applied for in 2010.
     Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
     Life Insurance Policies
Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts. The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan. Upon death of the participant, benefits are paid directly to the beneficiary. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.
Note 3: Investments
The Plan’s investments, which are directed by participants into the various investment options, are held by Fidelity Management Trust Company. The following table presents the Plan’s investments as of December 31, 2007 and 2006 that represent 5% or more of net assets available for benefits.

	2007	2006

Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$43,201,703	$43,526,005
Dodge and Cox Stock Fund	36,484,033	37,530,522
Fidelity Retirement Money Market Portfolio	28,198,206	25,878,659
Fidelity Capital Appreciation Fund	25,889,240	23,527,800
Vanguard Target 2015 Fund	19,686,895	18,983,026
Fidelity Low-Priced Stock Fund	16,282,318	17,303,108
PIMCO Total Return ADM Fund	12,046,550	11,217,540

	$181,788,945	$177,966,660

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2007
	Net Appreciation
	(Depreciation) in Fair	Fair Value at
	Value During Year	December 31
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$9,508,206	$232,069,528
Common stock of Arkansas Best Corporation	(3,757,263)	6,091,504
Other	259,399	6,144,358

	6,010,342	244,305,390

Investments at Cost Which Approximates Market
Participant loans	—	5,289,315

	$6,010,342	$249,594,705

	2006
	Net Appreciation
	(Depreciation) in Fair	Fair Value at
	Value During Year	December 31
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$23,999,703	$217,323,065
Common stock of Arkansas Best Corporation	(1,997,814)	10,042,571
Other	702,755	5,751,854

	22,704,644	233,117,490

Investments at Cost Which Approximates Market
Participant loans	—	4,765,973

	$22,704,644	$237,883,463

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2007 and 2006, were $2,167,973 and $1,867,014, respectively.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 4: Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by participants to Fidelity Management Trust Company for 2007 and 2006 totaled $24,821 and $21,757, respectively.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan
EIN 71-0673405 PN 002
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2007

	Identity of Issuer	Description of Investment	Current Value

	Mutual Funds
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund, 832,403 shares	$43,201,703

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 263,880 shares	36,484,033

*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio, 28,198,206 shares	28,198,206

*	Fidelity Management Trust Company	Fidelity Capital Appreciation Fund, 967,460 shares	25,889,240

	Vanguard Trust Company	Vanguard Target 2015 Fund, 1,507,419 shares	19,686,895

*	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 395,875 shares	16,282,318

	Pacific Investment Management Company	PIMCO Total Return ADM Fund, 1,126,899 shares	12,046,550

	American Beacon Fund	ABF Intl Equity Fund, 345,100 shares	7,785,462

*	Fidelity Management Trust Company	Fidelity Spartan International Index Fund, 141,015 shares	6,670,013

	Vanguard Trust Company	Vanguard Target 2025 Fund, 453,956 shares	6,228,275

*	Fidelity Management Trust Company	Fidelity US Bond Index Fund, 485,596 shares	5,288,142

	Vanguard Trust Company	Vanguard Target 2035 Fund, 280,704 shares	4,103,886

*	Fidelity Management Trust Company	Fidelity Spartan Extended Market Index Fund, 103,850 shares	3,979,514

	CRM, LLC	CRM Small Cap Value Fund, 144,797 shares	3,107,339

	Vanguard Trust Company	Vanguard Target 2045 Fund, 180,674 shares	2,726,367

	CRM, LLC	CRM Mid Cap Value Fund, 74,720 shares	2,212,460

	Vanguard Trust Company	Vanguard Target 2020 Fund, 45,618 shares	1,070,646

	Vanguard Trust Company	Vanguard Target 2010 Fund, 37,481 shares	864,312

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 70,756 shares	787,510

	Vanguard Trust Company	Vanguard Target 2005 Fund, 40,803 shares	490,452

	Vanguard Trust Company	Vanguard Target 2030 Fund, 9,433 shares	225,073

	Vanguard Trust Company	Vanguard Target 2040 Fund, 5,730 shares	136,196

	Vanguard Trust Company	Vanguard Target 2050 Fund, 1,684 shares	40,178

	Common Stock
*	Arkansas Best Corporation	277,595 shares	6,091,504

	BrokerageLink Self-Directed Accounts
*	Fidelity Brokerage Services, LLC		10,709,116

	Participant Loans	Various loans with interest rates of 8% with original maturities generally not exceeding 5 years	5,289,315

			$249,594,705

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan
/s/ David R. Cobb
June 27, 2008	David R. Cobb
Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.

23.1	Consent of BKD LLP	13